SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2008

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



             RYANAIR ACCEPTS FRENCH COURT DECISION IN SARKOZY CASE

  OFFERS TO PAY A FURTHER EUR60,000 TO ANY FRENCH CHARITY NOMINATED BY PRESIDENT
                                    SARKOZY

Ryanair, France's largest low fares airline today (Tuesday, 5th February 2008) confirmed that it would accept today's decision of the French Court, which ordered Ryanair to pay damages of EUR1 to President Nicolas Sarkozy and EUR60,000 to his new wife Ms Carla Bruni.

Welcoming today's decision, Peter Sherrard of Ryanair said:

        "In the light of the extraordinary worldwide publicity generated by this single advert, we have instructed our lawyers to write to President Sarkozy's office, offering to make a similar EUR60,000 payment to any French charity of President Sarkozy's choice.

        "Ryanair had already confirmed that this advert will not run again. Now that this matter has been settled satisfactorily, we look forward to continuing to grow Ryanair's low fare services in France where today Ryanair serves 23 French airports, carrying 6 million tourists each year on our guaranteed lowest air fares with a guarantee of no fuel surcharges today, tomorrow or ever".


Ends.               Tuesday, 5th February 2008

For reference:      Peter Sherrard         Pauline McAlester
                    Ryanair                Murray Consultants
                    Tel. +353-1-8121212    Tel. +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  05 February 2008

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director